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Exhibit (d)(4)


                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                         GUARANTEED DEATH BENEFIT RIDER

This rider is made a part of the Policy to which it is attached if it is listed in the Policy Details pages of the Policy and must be read together with all policy provisions. There is a one time administrative charge for this rider which is deducted from the Policy Value on the first Monthly Processing Date. This charge is shown on the Policy Details page. The effective date of this rider is the same as the Policy Date. This rider may not be added after the Policy is issued.

While this rider is in effect, the Policy will not lapse if the Guaranteed Death Benefit Minimum Payment test is met on each Policy Anniversary Date. This test is met if(a) equals or exceeds (b) where:

    (a) is the sum of all payments You have made, less any partial withdrawals and withdrawal charges (excluding the transaction fee) and less any Outstanding Loan Balance that is a preferred loan; and

    (b) is the sum of the Guaranteed Death Benefit Minimum Payments in effect from the Policy Date to that Policy Anniversary Date. The Guaranteed Death Benefit Minimum Payment amount is shown on the Policy Details pages or on new Policy Details pages in the event of a Policy Change. The Guaranteed Death Benefit Minimum Payment will be prorated in any year in which there is a Policy change.

If the Policy Value is less than the surrender charge on a Monthly Processing Date, the Monthly Deduction will be deducted from the Policy Value. If the Policy Value is less than the Monthly Deduction, the entire Policy Value will be applied to the Monthly Deduction.

If this rider is in effect on, and continues in effect after, the Final Payment Date, the Net Death Benefit payable after the Final Payment Date will be the greater of(a-c) or (b-c) where:

    (a) is the Face Amount in effect on the Final Payment Date;

    (b) is the Policy Value; and

    (c) is any Outstanding Loan Balance.

Both (b) and (c) will be as of the date of death.

This rider will terminate, and may not be reinstated, on the first of the following to occur:

    - The Monthly Processing Date the Cash Surrender Value becomes Sufficient, due to an Outstanding Loan Balance, to cover the Monthly Deduction that is due;

    - The date on which the sum of Your payments does not meet or exceed the Guaranteed Death Benefit Minimum Payment test;

    -   Any policy change that results in a negative guideline level premium;

    - The effective date of a change from Death Benefit Option 2 to Death Benefit Option 1 if such change occurs within 5 years of the Final Payment Date; or

    - A request for a partial withdrawal or preferred loan is made after the Final Payment Date.

It is possible that the Cash Surrender Value will not be sufficient to keep the Policy in force on the first Monthly Processing Date following the date this rider terminates. The net amount payable to keep the Policy in force will never exceed the surrender charge plus three Monthly Deductions.


/s/ Craig Edwards                                             /s/ Ron Beettam
   Secretary                                                     President





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